

Mail Stop 7010

March 4, 2009

By U.S. Mail and Facsimile

Mr. Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa
Mexico

> **Re:** **Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Form 6-K dated October 2008**
> **File No. 001-32229**

Dear Mr. Moctezuma:

We have reviewed your response letter dated February 12, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Note 2 – Basis of Preparation, page F-8
B. Consolidation of Financial Statements, page F-8

1. We note your response to our prior comment six. In regard to the 50%-owned entity you consolidate, please revise future filings to clarify how you determined that you control this entity under US GAAP. If you determine that this entity should be accounted for under the equity method for US GAAP, please revise future filings to clarify that fact and to provide condensed information of this equity investee pursuant to Rule 4-08(g) of Regulation S-X as well as any additional information necessary to allow an investor to reconstruct financial statements prepared in accordance with US GAAP.

Note 31 – Supplemental Guarantor Information, page F-53

2.	We note your response to our prior comment twelve. Based on the AICPA International Practices Task Force minutes dated November 22, 2005, it appears to us that your disclosures under Rule 3-10 of Regulation S-X should also present statements of cash flows for the years ended December 31, 2007 and 2006. Please confirm that you will comply in future filings or explain why you continue to believe presenting statements of changes in financial position is appropriate. In addition, please ensure that future filings comply with Rule 3-10(i)(12) of Regulation S-X. In this regard, it appears to us that it may not be appropriate to classify inter-company loans as operating cash flows under US GAAP.

*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief